SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
                                AMENDMENT NO. 6
                             TENDER OFFER STATEMENT
       PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                                AMENDMENT NO. 6

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                ________________
                     BUTTREY FOOD AND DRUG STORES COMPANY
                            NAME OF SUBJECT COMPANY

                           LOCOMOTIVE ACQUISITION CORP
                               ALBERTSON'S, INC

                                    BIDDERS
                                ________________

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         TITLE OF CLASS OF SECURITIES
                                ________________
                                    124234105

                      CUSIP NUMBER OF CLASS OF SECURITIES
                                ________________
                              THOMAS R. SALDIN, ESQ
                                ALBERTSON'S, INC
                            250 PARKCENTER BOULEVARD
                                   P.O. BOX 20
                               BOISE, IDAHO 83726
                            TELEPHONE: (208) 395-6200
                            FACSIMILE: (208) 395-6225
          NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
             RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS

                                     COPY TO
                            THEODORE J. KOZLOFF, ESQ
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                       FOUR EMBARCADERO CENTER, SUITE 3800
                         SAN FRANCISCO, CALIFORNIA 94111
                            TELEPHONE: (415) 984-6400
                            FACSIMILE: (415) 984-2698

                                 AUGUST 26, 1998
       DATE OF EVENT WHICH REQUIRES FILING OF STATEMENT ON SCHEDULE 13D



                            CALCULATION OF FILING FEE
                       TRANSACTION VALUATION* $141,424,821
                          AMOUNT OF FILING FEE $28,285

 __________
 * Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 9,124,182 shares of common stock, $.01 par value (the "Shares"), of Buttrey Food and Drug Stores Company at a price of $15.50 per Share in cash. Such number of Shares represents the 8,644,631 Shares outstanding as of January 23, 1998 and assumes the issuance prior to the consummation of the Offer of 479,551 Shares upon the exercise of outstanding options and warrants. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

 [X]  Check box if any part of the fee is offset as provided by Rule 0-11
      (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

 Amount Previously Paid: $28,285
 Form or Registration No.: Schedule 14D-1 and Schedule 13D
 Filing Party: Locomotive Acquisition Corp. and Albertson's, Inc.
 Date Filed: January 26, 1998


      This Amendment No. 6 to the Tender Offer Statement on Schedule 14D-1 and Amendment No. 6 to Schedule 13D amends and supplements the Tender Offer Statement on Schedule 14D-1 and Schedule 13D originally filed on January 26, 1998 (the "Schedule 14D-1") by Albertson's, Inc., a Delaware corporation ("Parent"), and Locomotive Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), with respect to Purchaser's offer to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Buttrey Food and Drug Stores Company, a Delaware corporation (the "Company"), at $15.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 26, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"), which were filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given to such terms in the
 Schedule 14D-1.


 ITEM 10.  ADDITIONAL INFORMATION.

      Item 10(f) is hereby amended and supplemented by incorporating by reference therein the press release issued by Parent on August 26, 1998, a copy of which is filed as Exhibit (a)(14) to the Schedule 14D-1.

      Item 10(f) is hereby further amended and supplemented by the following:

      Section 11 of the Offer to Purchase is hereby supplemented to add the following:

           Pursuant to an agreement, dated as of August 26, 1998, by and among Parent, Purchaser and the Company (a copy of which is filed as Exhibit (c)(8) to the Schedule 14D-1), the parties agreed to extend the Expiration Date of the Offer to 12:00 midnight, New York City time, on September 30, 1998. In the event that all conditions to the Offer are satisfied on or before the day that is 10 business days prior to the Expiration Date, the Expiration Date will be changed to 12:00 midnight, New York City time, on the day that is 10 business days following the date on which Parent and Purchaser file with the Commission an amendment to the Schedule 14D-1 noting such change. Parent and Purchaser have agreed to file such amendment on or before the second business day following the day on which such conditions have been satisfied. In the event that Parent and Purchaser so change the Expiration Date, Parent and Purchaser shall, upon the filing with the Commission of the amendment to the Schedule 14D-1 noting such change, waive any and all rights either of them may have to further extend the Expiration Date, including any such right which may be
      provided by the Merger Agreement.   Notice of such Schedule 14D-1
      amendment will be given to the Company's stockholders promptly by press release and by a mailing thereto.

           In addition, pursuant to an agreement, dated as of August 26, 1998, by and among Parent, Purchaser and the Majority Stockholder (a copy of which is filed as Exhibit (c)(9) to the Schedule 14D-1), the parties amended the termination provision of the Tender Agreement such that all rights and obligations of the parties thereunder will terminate upon the earliest of (i) the date the Merger Agreement is terminated in accordance with its terms or the date the Offer is terminated by Parent or Purchaser as a result of any failure of a condition to the Offer; provided, however, that the provisions of the Tender Agreement providing for the Stock Option will, under certain circumstances, not terminate until at least 60 days thereafter; (ii) the purchase of all of the Major Stockholder's Shares pursuant to the Offer or pursuant to the Stock Option; or (iii) September 30, 1998 (which date may be extended, under certain circumstances, to the date of termination of the Merger Agreement).


 ITEM 11.  MATERIALS TO BE FILED AS EXHIBITS.

      Item 11 is hereby amended to add the following:

      (a)(14)   Press Release of Parent, dated August 26, 1998.

      (c)(8) Fourth Extension, Early Termination and Waiver Agreement, dated as of August 26, 1998, by and among Parent, Purchaser and the Company.

      (c)(9) Second Extension Agreement, dated as of August 26, 1998, by and among Parent, Purchaser and the Major Stockholder.



                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Date: August 26, 1998

                                      LOCOMOTIVE ACQUISITION CORP.


                                      By: /s/ Thomas R. Saldin
                                          _____________________________
                                      Name:   Thomas R. Saldin
                                      Title:  Vice President


                                      ALBERTSON'S, INC.


                                      By: /s/ Thomas R. Saldin
                                         ______________________________
                                      Name:   Thomas R. Saldin
                                      Title:  Executive Vice President,



                               INDEX TO EXHIBITS
                               -----------------

 Exhibit
 Number     Exhibit
--------    -------
 (a)(14)     Press Release of Parent dated August 26, 1998.
 (c)(8) Fourth Extension, Early Termination and Waiver Agreement, dated as of August 26, 1998, by and among Parent, Purchaser and the Company.
 (c)(9) Second Extension Agreement, dated as of August 26, 1998, by and among Parent, Purchaser and the Major Stockholder.